Exhibit 3

Press Release	Source: IncrediMail Inc.

IncrediMail to Dual List on the Tel Aviv Stock Exchange

Wednesday November 21, 9:10 am ET

Shares of the Company to Begin Trading on the TASE on November 22, 2007; TASE Listing to Improve Accessibility to Israeli Investors

TEL AVIV, Israel – (BUSINESS WIRE) – IncrediMail Ltd. (NASDAQ:MAIL – News), www.incredimail-corp.com, an Internet content and media company, today announced that it has completed the listing of its shares on the Tel Aviv Stock Exchange (TASE), and that trading on the TASE will commence on November 22, 2007. IncrediMail’s shares will continue to be listed on the NASDAQ Global Market under the ticker symbol “MAIL,” and the company will continue to be subject to all rules and regulations of NASDAQ and the U.S. Securities and Exchange Commission (SEC).

“We have effected the dual listing after identifying an increased interest in IncrediMail from Israeli investors which we believe to be a result of our performance since the beginning of the year,” said Mr. Yaron Adler, CEO of IncrediMail. “Given the current direction of the company, we believe that this is the right time to dual list our shares. We anticipate that the TASE listing will expand and diversify our investor base and result in an increase in the total daily trading volume and liquidity of our shares.”

IncrediMail joins more than 50 companies that have dual-listed their shares on the TASE in order to take advantage of longer trading hours and lower trading expenses for Israeli investors.

About IncrediMail Ltd.

IncrediMail is in the business of engaging on-line users Founded in 1999, IncrediMail’s products bring a new level of fun, personality and convenience to email, desktops and screen savers, and have been downloaded more than eighty million times. Having secured more than ten million active users, IncrediMail is now branching out into Instant Messaging, Web 2.0 and social networking applications, using its unique content and approach to enhance the user experience.

Forward-Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact:
IncrediMail Inc.
Mr. Jeff Holzmann, Executive Vice President
jeff@incredimail.com
or
INVESTOR RELATIONS
The Investor Relations Group
Mr. Daniel Berg, 212-825-3210
dberg@investorrelationsgroup.com

Source: IncrediMail Inc.